SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 14)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 14 (this “Amendment No. 14”) to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), and subsequently amended and restated in its entirety and filed with the SEC on May 18, 2010 (as previously amended and restated and as hereby amended, the “Statement”), hereby amends and supplements Item 2, Item 3, Item 4 and Item 9 of the Statement and Annex I to the Statement.
     The Statement relates to a tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010, by and among Portec, Foster and Purchaser, and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 14, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 14.
     All capitalized terms used but not specifically defined in this Amendment No. 14 have the respective meanings ascribed to them in the Statement.
Item 2. Identity and Background of Filing Person.
     Item 2 of the Statement is hereby amended and supplemented by deleting the fourth paragraph under the subsection “—(b) Tender Offer” and replacing it with the following paragraph.
     “The initial expiration date of the Offer was 12:00 midnight on Thursday, March 25, 2010. L.B. Foster previously on separate occasions extended the expiration date of the Offer until April 26, 2010, June 1, 2010, July 30, 2010, August 16, 2010 and August 30, 2010. On August 30, 2010, L.B. Foster further extended the expiration date of the Offer until 12:00 midnight on Thursday, September 30, 2010. The Offer remains subject to further extension and subsequent offering periods in certain circumstances as permitted by the Merger Agreement and applicable law.”
     The references to a Per Share Price of $11.71 in the first paragraph under the subsection “—(b) Tender Offer” are amended to $11.80.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.
     Item 3 of the Statement is amended as follows:
     (1) All references to $11.71 in the subsection “—(a) Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates” are amended to $11.80.
     (2) The subsection “—(a) Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates— Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer” is deleted and replaced with the following, which reflects the change in the Per Share Price from $11.71 to $11.80.
     As of February 16, 2010, the directors and Executive Officers of Portec and Mr. Bale beneficially owned, in the aggregate, 2,926,186 Shares, excluding Shares issuable upon exercise of options which are discussed below. If the directors, Executive Officers and Mr. Bale were to validly tender all 2,926,186 of those Shares, and those Shares were accepted for payment and purchased by Purchaser, then the directors and officers would receive an aggregate of $34,528,994 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares is further described in the Information Statement under the headings “Current Directors and Executive Officers of Portec”; “—Executive Compensation—Outstanding Equity Awards at Year End” and “Security Ownership of Certain Beneficial Owners.” The table below sets forth the number of Shares (not including Company Stock Options (as defined below)), held by the directors and Executive Officers of Portec and the amount of cash consideration they will receive for those Shares, assuming that the Effective Time was on February 16, 2010.

	Number of Shares of Common	Cash Consideration for Shares of
Name	Stock Owned	Common Stock Owned
Marshall T. Reynolds	1,033,318	$12,193,152
John S. Cooper	57,000	672,600
Louis J. Akers	5,000	59,000
Philip E. Cline	149,451	1,763,522
Daniel P. Harrington	745,446	8,796,499
A. Michael Perry	—	—
Douglas V. Reynolds	413,646	4,881,023
Neal W. Scaggs	242,246	2,858,503
Phillip Todd Shell	11,000	129,800
Kirby J. Taylor	20,500	241,900
Thomas W. Wright	178,379	2,104,872
Richard J. Jarosinski	17,200	202,960
Konstantinos Papazoglou	50,000	590,000
John N. Pesarsick	3,000	35,400
Gary P. Bale	—	—

Total	2,926,186	$34,528,994

     (3) The subsection “—(a) Agreements, Arrangements or Understandings between the Company or its Affiliates and the Purchaser, its Executive Officers, Directors or Affiliates—Acceleration of Option Vesting; Treatment of Options” is deleted and replaced with the following, which reflects the change in the Per Share Price from $11.71 to $11.80.
     Pursuant to the Merger Agreement, the Company will terminate the Company Stock Plan effective as of the Effective Time of the Merger. In addition, pursuant to the Merger Agreement, each Company Stock Option outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, shall, at the Effective Time, be cancelled and converted into the right to receive an amount in cash equal to the difference between $11.80 and the exercise price per share of such Company Stock Option (less any applicable withholding taxes). If the exercise price per share of any Company Stock Option equals or exceeds $11.80, the cash amount paid therefor shall be zero.
     As of February 16, 2010, the Executive Officers of Portec and Mr. Bale held, in the aggregate, certain Company Stock Options to purchase 34,250 Shares, including unvested options to purchase 17,200 Shares, of which 250 have an exercise price greater than the Per Share Price and will be cancelled without any compensation in accordance with the Merger Agreement. No options have been granted to the directors of the Company pursuant to the Company Stock Plan. Assuming the Effective Time occurred on February 16, 2010, the Executive Officers (including Mr. Bale) holding Company Stock Options would be entitled to receive $72,590 in the aggregate in exchange for the cancellation of their Company Stock Options. The beneficial ownership of Company Stock Options held by the Executive Officers (including Mr. Bale) is further described in the Information Statement under the headings “Security Ownership of Certain Beneficial Owners and Management”, “Current Directors and Executive Officers of Portec” and “—Executive Compensation—Outstanding Equity Awards at Year End”.

     The table below sets forth information regarding the vested and unvested Company Stock Options held by the Company’s Executive Officers (including Mr. Bale) as of February 16, 2010 that will be cancelled at the Effective Time and converted into the right to receive the difference between the Per Share Price and the exercise price (excluding 250 Company Stock Options held by Mr. Bale, which have an exercise price in excess of the Per Share Price and will be cancelled without payment). In addition, the table sets forth the aggregate value that the holders of such Company Stock Options will be entitled to receive at the Effective Time (assuming the Effective Time occurred on February 16, 2010, and without taking into account any applicable tax withholdings).

	Vested Options			Unvested Options
	Number of	Average		Number of	Average
	Shares	Exercise	Aggregate	Shares	Exercise	Aggregate
	Underlying	Price of	Value From	Underlying	Price of	Value From	Aggregate
	Vested	Vested	Vested	Unvested	Unvested	Unvested	Value From
Name	Options	Options	Options	Options	Options	Options	All Options
Richard J. Jarosinski	3,000	$9.67	$6,420	7,000	$9.67	$14,930	$21,350
Konstantinos Papazoglou	3,000	$9.67	6,420	7,000	$9.67	14,930	21,350
John N. Pesarsick	3,000	$9.67	6,420	7,000	$9.67	14,930	21,350
Gary P. Bale	2,000	$9.67	4,276	2,000	$9.67	4,264	8,540	(1)

Total	17,000		$23,536	17,000		$49,054	$72,590

(1)	Excludes 250 Company Stock Options that have an exercise price in excess of the Per Share Price and, accordingly, will be cancelled without payment.

     (4) The third paragraph and related table in the subsection “—(a) Agreements, Arrangements or Understandings between the Company or its Affiliates and the Purchaser, its Executive Officers, Directors or Affiliates—Summary of Certain Payments and Benefits Relating to the Offer” is deleted and replaced with the following, which reflects the change in the Per Share Price from $11.71 to $11.80.
     The table below contains a summary of the value of certain material payments and benefits payable to Portec’s directors and Executive Officers (including Mr. Bale) described in this section under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates”. The table includes the value of shares owned assuming the executive officers validly tender all of the Shares held by them, including the aggregate value of Company Stock Options, and the value of the payments to Executive Officers set forth above. All amounts are based on, among other things, each individual’s compensation, stock holdings as of February 16, 2010 and option holdings as of February 16, 2010.

		Cash Payments in		Aggregate
		Connection with	Aggregate	Value from
	Payment for Shares	Contemplated	Value from	Unvested
Name	Owned	Transactions	Vested Options	Options	Total
Marshall T. Reynolds	$12,193,152	—	—	—	$12,193,152
John S. Cooper	672,600	—	—	—	672,600
Louis J. Akers	59,000	—	—	—	59,000
Philip E. Cline	1,763,522	—	—	—	1,763,522
Daniel P. Harrington	8,796,499	—	—	—	8,796,499
A. Michael Perry	—	—	—	—	—
Douglas V. Reynolds	4,881,023	—	—	—	4,881,023
Neal W. Scaggs	2,858,503	—	—	—	2,858,503
Phillip Todd Shell	129,800	—	—	—	129,800
Kirby J. Taylor	241,900	$350,000	—	—	591,900
Thomas W. Wright	2,104,872	—	—	—	2,104,872
Richard J. Jarosinski	202,960	210,000	$6,420	$14,930	434,310
Konstantinos Papazoglou	590,000	210,000 (1)	6,420	14,930	821,350
John N. Pesarsick	35,400	137,000	6,420	14,930	193,750
Gary P. Bale	—	141,000 (2)	4,276	4,264	149,540

(1)	Information with respect to payments to Mr. Papazoglou is presented in U.S. dollars, and has been converted from Canadian dollars using a foreign exchange rate as of the close of business on February 3, 2010. The amount in Canadian dollars is $223,000. The actual value, in U.S. dollars, of the payments to be made to Mr. Papazoglou will depend on the exchange rates at the time of payment.

(2)	Information with respect to payments to Mr. Bale is presented in U.S. dollars, and has been converted from British pounds sterling using a foreign exchange rate as of the close of business on February 3, 2010. The amount in British pounds sterling is £88,000. The actual value, in U.S. dollars, of the payments to be made to Mr. Bale will depend on the exchange rates at the time of payment.
     (5) Item 3 of the Statement is hereby amended and supplemented by adding the following clause at the end of the first paragraph under the subsection “—(b) Agreements, Arrangements or Understandings between the Company or its Affiliates and the Purchaser, its Executive Officers, Directors or Affiliates—Merger Agreement.”
     “, and to the Second Amendment to the Merger Agreement (“Amendment No. 2”), which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.”

Item 4. The Solicitation or Recommendation.
     Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs immediately following the last paragraph of the subsection “—(i) Background of the Offer.”
     “On August 24, 2010, the Company received a letter from Sentinel Capital Partners, L.L.C. (“Sentinel”), a middle-market private equity firm based in New York, New York expressing Sentinel’s interest in acquiring all of the outstanding common stock of the Company at a price of $11.75 per share (the “Sentinel Proposal”). The Sentinel Proposal was expressly non-binding.
     On August 26, 2010, the Company’s board of directors considered the Sentinel Proposal. After a thorough discussion of the matter, the board of directors determined that it was in the best interest of the Company and its shareholders not to consider initiating further discussions with Sentinel and to reaffirm its recommendation of Foster’s Offer. The minutes of the August 26, 2010 meeting of the board of directors reflect that the reasons for this determination were:
•	the Sentinel Proposal’s price per share of $11.75 was not sufficiently more beneficial to the shareholders than the then-current Offer of $11.71 per share so as to justify the risk of non-completion inherent in an alternative transaction as compared to the Offer and Merger;

•	the Sentinel Proposal’s price per share of $11.75 expressly assumed that no cash dividends would be paid;

•	the Company’s expects to pay a quarterly cash dividend in September of $0.06 per share, which, when added to the then-current $11.71 price per share of the Offer, creates greater economic value for the shareholders than the Sentinel Proposal;

•	the Company has incurred significant expense in connection with the Foster Offer, and would expect to incur significant additional expense in connection with negotiating the terms of and consummating a transaction pursuant to the Sentinel Proposal;

•	the Sentinel Proposal indicates that Sentinel factored the potential liability related to the Troy, New York properties into its $11.75 per share valuation subject to confirmatory due diligence, whereas Foster has completed its confirmatory due diligence related to the Troy, New York property prior to arriving at its valuation of $11.71 per share;

•	the Sentinel Proposal indicated that an unspecified portion of the financing for the purchase of the Company’s shares would consist of third-party debt, whereas Foster has sufficient cash on hand to consummate the Offer and the Merger;

•	although the Sentinel Proposal indicated that Sentinel has strong relationships with leading middle market lenders, the Sentinel Proposal indicated that committed financing would be available only after the completion of due diligence;

•	the Sentinel Proposal indicated that Sentinel would intend to complete its initial due diligence in a period of 30 days, after which it would seek to enter into a letter of intent, and that Sentinel would complete it s remaining due diligence and be in a position to execute a definitive merger agreement within 45 days after signing the letter of intent;

•	the timeframe set forth in the Sentinel Proposal is not significantly shorter than the current expected timeframe of the consummation of the Offer and the Merger with Foster, and the Sentinel Proposal carries greater risk of delays and non-completion because of the lack of completed due diligence and the need to agree in principal to terms of a transaction, negotiate a new definitive agreement and to obtain shareholder approval;

•	a transaction pursuant to the Sentinel Proposal would be contingent upon completion of due diligence review and financing, whereas the Foster offer is fully negotiated and agreed upon, subject only to customary closing conditions, and possibly approval of the Company’s shareholders;

•	Foster could have grounds to allege that the Company had breached its obligations under the Merger Agreement;

•	as of the date of the Sentinel Proposal, a percentage of the Company’s outstanding shares in excess of the Minimum Condition had been tendered to Foster pursuant to the Offer, and termination of the Merger Agreement and the Offer could expose the Company to shareholder claims; and

•	the Company would be obligated, pursuant to the terms of the Merger Agreement, to pay a termination fee of $3,373,000.
     On August 26, 2010 and August 30, 2010, the board of directors of the Company reviewed the Second Amendment to the Merger Agreement (“Amendment No. 2”) with counsel and approved Amendment No. 2. The parties entered into Amendment No. 2 on August 30, 2010. Amendment No. 2 increases the price per share from $11.71 to $11.80 and extends the Drop Dead Date for the Offer from August 31, 2010 until December 30, 2010. In addition, Amendment No. 2 provides that Foster may not delay the acceptance of or payment for Shares in the event that certain divestitures are required by the Antitrust Division of the United States Department of Justice. Finally, Amendment No. 2 provides that Foster is obligated to pay a termination fee of $2,000,000 if Foster has not accepted for payment shares tendered in the Offer and the Company terminates the Merger Agreement under certain circumstances.

Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Number	Description

(a)(5)(J)	Joint press release issued on August 30, 2010.

(e)(6)	Second Amendment to Agreement and Plan of Merger, dated as of August 30, 2010, by and among L. B. Foster Company, Foster Thomas Company, and Portec Rail Products, Inc.
Annex I. Information Statement.
     The second paragraph of the Information Statement, which is attached as Annex I to the Statement, is amended by adding the following immediately after the first sentence:
     “On August 3, 2010, the terms of the cash tender offer were amended to reflect a price per share of $11.80, without interest and upon the terms and conditions otherwise set forth in the Offer to Purchase and in the Letter of Transmittal.”
     All references to the expiration date of the Offer in the Information Statement, which is attached as Annex I to the Statement, are hereby amended to refer to an expiration date of 12:00 midnight on Thursday, September 30, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ John N. Pesarsick
John N. Pesarsick
Chief Financial Officer

Dated: August 31, 2010